FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2003

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-84
                            1149-023 Lisbon, Portugal
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                  Form 20-F |X|                 Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes |_|                       No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes |_|                       No |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes |_|                       No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 82-____________

Annex 1 Banco Comercial Portugues, S.A. has announced that the Board of Directors has decided to initiate the application to de-list its American Depositary Shares from the New York Stock Exchange and its common shares from the London Stock Exchange, Frankfurt Stock Exchange and Euronext Amsterdam.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO COMERCIAL PORTUGUES, S.A.


                                        By: Antonio Rodrigues
                                            --------------------------------
                                            Antonio Rodrigues
                                            Member of the Board of Directors


                                        By: Luis Gomes
                                            --------------------------------
                                            Luis Gomes
                                            General Manager

Date: July 31, 2003

                                                                         Annex 1

FOR IMMEDIATE RELEASE                                              JULY 31, 2003

                    ANNOUNCEMENT OF CANCELLATION OF LISTINGS

Lisbon, July 31, 2003 - In accordance with article 248 of the Portuguese Securities Code, Banco Comercial Portugues Board of Directors (BCP, NYSE:BPC,
LSE: BCG) hereby announces that after carefully reviewing all the implications regarding the simultaneous maintenance of its foreign listings (New York Stock Exchange,"NYSE", London Stock Exchange, "LSE", Frankfurt Stock Exchange, "FSE" and Euronext Amsterdam) has decided to initiate the application to de-list its American Depositary Shares ("ADSs") from the New York Stock Exchange (the "NYSE"), and its common shares from the London Stock Exchange, Frankfurt Stock Exchange and Euronext Amsterdam, considering that, among other aspects, the majority of trading in BCP's ordinary shares takes place in Euronext Lisbon and that the full merger of Lisbon Stock Exchange into the pan-european Euronext N.V will contribute to significantly increase the trading of BCP shares at an international level.

The expected date for effective cancellation of the above mentioned listings would be the following: New York Stock Exchange ("NYSE") and London Stock Exchange ("LSE") - September 15 2003; Frankfurt Stock Exchange ("FSE") - November 17 2003. In regard to Euronext Amsterdam Stock Exchange the cancellation date will be decided and announced by this entity.

Banco Comercial Portugues
End of Announcement.